OSLER, HOSKIN & HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com
MONTRÉAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764



François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com
Our Matter Number: 1034079

February 24, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Financ
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

05006231

COPIE SUPPL

Attention: Office of Internationa

Ladies and Gentlemen:

National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since December 23, 2004 and a copy of the prospectus supplement no. 1 dated December 15, 2004 which was unintentionally omitted from our previous filing. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,



François Paradis



cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

SCHEDULE
Feb. 24, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Acceptance of Prospectus Pricing Supplement no. 16 dated January 18, 2005	February 4, 2005	4.4
2.	Certificate re Dissemination to Shareholders (Preferred) dated January 28, 2005	February 2, 2005	1.3
3.	Certificate re Dissemination to Shareholders (Common) dated January 28, 2005	February 2, 2005	1.3
4.	Report on Number and Value of Securities Distributed in Québec dated January 24, 2005	January 24, 2005	4.10
5.	Minutes of the Annual Meeting of Holders of Common Shares held March 10, 2004	January 24, 2005	1.4
6.	Notice of Annual Meeting of Shareholders dated January 13, 2005	January 24, 2005	1.4
7.	Press Release dated January 24, 2005	January 24, 2005	3.1
8.	MD&A dated December 2, 2004	January 24, 2005	1.2
9.	Notice of Annual Meeting of Shareholders and Management Proxy Circular dated January 13, 2005	January 24, 2005	1.3
10.	Form of Proxy	January 24, 2005	1.3
11.	2004 Annual Report	January 24, 2005	1.1
12.	Annual Information Form dated January 18, 2005	January 24, 2005	1.2
13.	Report of Exempt Issuer Bid dated January 19, 2005	January 20, 2005	4.3

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
14.	Notice of Intention dated January 19, 2005	January 20, 2005	4.3
15.	Cover Letter dated January 20, 2005 – Notice of Normal Course Issuer Bid	January 20, 2005	4.3
16.	Prospectus Pricing Supplement no. 16 dated January 18, 2005	January 18, 2005	4.4
17.	Press Release dated January 10, 2005	January 10, 2005	3.1
18.	Pricing Supplement no. 1 dated December 15, 2004	December 16, 2004	4.4